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                                                                      Exhibit 16




June 27, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Student Advantage, Inc.

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of this registrant for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP. We have read Item 4 included in the Form 8-K dated June 27, 2002 of Student Advantage, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein..

Very truly yours,

/s/ Arthur Andersen LLP
Arthur Andersen LLP



cc:  Mr. Raymond V. Sozzi, Jr., Chief Executive Officer, Student Advantage, Inc.